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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                          Commission File Number
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ]  Form 10-K  [ ]  Form 11-K  [ ]  Form 20-F  [X]  Form 10-Q [ ]  Form N-SAR

For Period Ended                        June 30, 1996
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 [  ]  Transition Report on Form 10-K
 [  ]  Transition Report on Form 10-Q
 [  ]  Transition Report on Form 20-K
 [  ]  Transition Report on Form N-SAR
 [  ]  Transition Report on Form 11-K

For the Transition Period Ended:
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 Read attached instructions sheet before preparing form.  Please print or type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I.  REGISTRANT INFORMATION

BioLase Technology, Inc.
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Full name of registrant

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Former name if applicable

981 Calle Amanecer
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Address of principal executive office (street and number)

San Clemente, CA 92673
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City, State and Zip Code

                      PART II.  RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

           [X]             (a)   The reason described in reasonable detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;

           [X]             (b)   The subject annual report, semi-annual report,
                                 transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           [ ]             (c)   The accountant's statement or other exhibit
                                 required by Rule 12b-25(c) has been attached if applicable.

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                            PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See Exhibit A, attached hereto

                        PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Stephen R. Tartamella  361-1200,  extension 112
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                  (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s)
                                                             [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ]  Yes   [X]  No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              BioLase Technology, Inc.
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                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 1996                       By  /s/ Stephen R. Tartamella
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                                               Stephen R. Tartamella,
                                               Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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                                   EXHIBIT A

The Company has downsized its staff considerably and has had difficulties in obtaining sufficient outside resources to obtain certain data necessary for the filing of its 10-QSB.

The Company anticipates the filing of its Quarterly Report on Form 10-QSB to occur no later than Monday, August 19, 1996, in accordance with the extension period specified within Rule 12b-25, section (b)(2)(ii) of the Regulations under the Securities Exchange Act of 1934, should such an extension be granted by the Securities and Exchange Commission.